Exhibit 8.1

List of Subsidiaries of Videotron Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Le SuperClub Vidéotron ltée	Quebec

Société d’édition et de Transcodage T.E. ltée	Quebec

Videotron US Inc.	Delaware

7215924 Canada inc.	Canada

9227-2590 Québec inc.	Quebec

Videotron G.P.	Quebec

9230-7677 Québec inc.	Quebec

Videotron L.P.	Quebec